UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Enphase Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29355A107

(CUSIP Number)

February 14, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107		13G

1	Names of Reporting Persons Inversiones Kinacu Limitada

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,548,476

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,548,476

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,548,476

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.9%

12	Type of Reporting Person (See Instructions) FI

Item 1.
	(a)	Name of Issuer: Enphase Energy, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 47281 Bayside Parkway, Fremont, CA 94538

Item 2.
	(a)	Name of Person Filing: Inversiones Kinacu Limitada (the “Reporting Person”)
	(b)	Address of Principal Business Office or, if none, Residence: 5711 Pdte. Riesco, office No. 1602 Las Condes, Santiago Chile
	(c)	Citizenship: Chile
	(d)	Title of Class of Securities: Common Stock, par value $0.00001 per share.
	(e)	CUSIP Number: 29355A107

Item 3.
Not applicable.

Item 4.	Ownership:
The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:

By signing below the Reporting Person certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2019

Inversiones Kinacu Limitada

By:	/s/ Felipe Correa
Name: Felipe Correa
Title: General Counsel